MASTERWORKS

Launching Now | Carmen Herrera (26.4% | $629,000)

Recently Sold Paintings[1]


Sam Gilliam
Annualized Net Return
33.1% 791 days held


Joan Mitchell
Annualized Net Return
17.8% 672 days held


George Condo
Annualized Net Return
21.5% 638 days held

LAUNCHING NOW: CARMEN HERRERA



97% SOLD OUT



Price Appreciation of Similar Works

26.4%*

INVEST NOW

*The set of similar sales comprise paintings by Carmen Herrera with the following criteria: canvas paintings executed 1980 to 2022 that measure 20 inches by 20 inches to 75 inches by 75 inches. The data was sourced from publicly available auction records and does not include private sales.

[1] "Net Annualized Return" refers to the annualized internal rate of return, or IRR, net of all fees and costs, to holders of Class A ordinary shares from the primary offering, calculated from the final closing date of such offering to the date the sale is consummated. Masterworks sells artwork opportunistically and therefore the actual returns achieved by investors in select issuers that have sold a painting are not indicative of the investment performance of shares offered by the majority of other Masterworks issuers that have not yet sold a painting and past performance is not indicative of future performance.